================================================================================


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              TRITON ENERGY LIMITED
                                (Name of Issuer)



                 COMMON STOCK (ORDINARY SHARES), $0.01 PAR VALUE
                         (Title of Class of Securities)



                                    G90751101
                                 (CUSIP NUMBER)



                             LAWRENCE D. STUART, JR.
                                HM4 TRITON, L.P.
                   C/O HICKS, MUSE, TATE & FURST INCORPORATED
                               200 CRESCENT COURT
                                   SUITE 1600
                               DALLAS, TEXAS 75201
                                 (214) 740-7300

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                    Copy to:

                               MICHAEL D. WORTLEY
                             VINSON & ELKINS L.L.P.
                            3700 TRAMMELL CROW CENTER
                                2001 ROSS AVENUE
                               DALLAS, TEXAS 75201
                                 (214) 220-7732

                               SEPTEMBER 30, 1998
     (Date of Event which Requires Filing of this Statement on Schedule 13D)

================================================================================

CUSIP NO. G90751101              Schedule 13D                       Page 2 of 12

----------------------------------------------------------------------------------------------------------------------
           1            Name of Reporting Person, S.S. or I.R.S. Identification No. of
                        Above Person

                                                 HM4 Triton, L.P.
----------------------------------------------------------------------------------------------------------------------
           2            Check the appropriate box if a member of a group                                       (a) [ ]
                                                                                                               (b) [ ]
----------------------------------------------------------------------------------------------------------------------
           3            SEC Use Only

----------------------------------------------------------------------------------------------------------------------
           4            Source of Funds
                                                      WC, BK
----------------------------------------------------------------------------------------------------------------------
           5            Check Box if Disclosure of Legal Proceedings is Required                                   [ ]
                        Pursuant to Items 2(d) or 2(e)
----------------------------------------------------------------------------------------------------------------------
           6            Citizenship or Place of Organization
                                                  Cayman Islands
                        ----------------------------------------------------------------------------------------------
Number of Shares        7    Sole Voting Power
                                                         0
                        ----------------------------------------------------------------------------------------------
Beneficially            8    Shared Voting Power
Owned                                                7,643,200
                        ----------------------------------------------------------------------------------------------
by Each Reporting       9    Sole Dispositive Power
                                                         0
                        ----------------------------------------------------------------------------------------------
Person With             10   Shared Dispositive Power
                                                     7,643,200
----------------------------------------------------------------------------------------------------------------------
          11            Aggregate Amount Beneficially Owned by Each Reporting
                        Person
                                                     7,643,200
----------------------------------------------------------------------------------------------------------------------
          12            Check Box if the Aggregate Amount in Row (11) Excludes                                     [ ]
                        Certain Shares
----------------------------------------------------------------------------------------------------------------------
          13            Percent of Class Represented by Amount in Row (11)
                                                       17.4%
----------------------------------------------------------------------------------------------------------------------
          14            Type of Reporting Person
                                                        PN
----------------------------------------------------------------------------------------------------------------------

CUSIP NO. G90751101                Schedule 13D                     Page 3 of 12

----------------------------------------------------------------------------------------------------------------------
           1            Name of Reporting Person, S.S. or I.R.S. Identification No. of
                        Above Person

                                           HM4/GP Partners Cayman, L.P.
----------------------------------------------------------------------------------------------------------------------
           2            Check the appropriate box if a member of a group                                       (a) [ ]
                                                                                                               (b) [ ]
----------------------------------------------------------------------------------------------------------------------
           3            SEC Use Only

----------------------------------------------------------------------------------------------------------------------
           4            Source of Funds
                                                        WC
----------------------------------------------------------------------------------------------------------------------
           5            Check Box if Disclosure of Legal Proceedings is Required                                   [ ]
                        Pursuant to Items 2(d) or 2(e)
----------------------------------------------------------------------------------------------------------------------
           6            Citizenship or Place of Organization
                                                  Cayman Islands
----------------------------------------------------------------------------------------------------------------------
Number of Shares        7     Sole Voting Power
                                                         0
                        ----------------------------------------------------------------------------------------------
Beneficially            8     Shared Voting Power
Owned                                                7,643,200
                        ----------------------------------------------------------------------------------------------
by Each Reporting       9     Sole Dispositive Power
                                                         0
                        ----------------------------------------------------------------------------------------------
Person With             10    Shared Dispositive Power
                                                     7,643,200
----------------------------------------------------------------------------------------------------------------------
          11            Aggregate Amount Beneficially Owned by Each Reporting
                        Person
                                                     7,643,200
----------------------------------------------------------------------------------------------------------------------
          12            Check Box if the Aggregate Amount in Row (11) Excludes                                     [ ]
                        Certain Shares
----------------------------------------------------------------------------------------------------------------------
          13            Percent of Class Represented by Amount in Row (11)
                                                       17.4%
----------------------------------------------------------------------------------------------------------------------
          14            Type of Reporting Person
                                                        PN
----------------------------------------------------------------------------------------------------------------------

CUSIP NO. G90751101              Schedule 13D                       Page 4 of 12

----------------------------------------------------------------------------------------------------------------------
           1            Name of Reporting Person, S.S. or I.R.S. Identification No. of
                        Above Person

                                          HM GP Partners IV Cayman, L.P.
----------------------------------------------------------------------------------------------------------------------
           2            Check the appropriate box if a member of a group                                       (a) [ ]
                                                                                                               (b) [ ]
----------------------------------------------------------------------------------------------------------------------
           3            SEC Use Only

----------------------------------------------------------------------------------------------------------------------
           4            Source of Funds
                                                        WC
----------------------------------------------------------------------------------------------------------------------
           5            Check Box if Disclosure of Legal Proceedings is Required                                   [ ]
                        Pursuant to Items 2(d) or 2(e)
----------------------------------------------------------------------------------------------------------------------
           6            Citizenship or Place of Organization
                                                  Cayman Islands
----------------------------------------------------------------------------------------------------------------------
Number of Shares        7     Sole Voting Power
                                                         0
                        ----------------------------------------------------------------------------------------------
Beneficially            8     Shared Voting Power
Owned                                                7,643,200
                        ----------------------------------------------------------------------------------------------
by Each Reporting       9     Sole Dispositive Power
                                                         0
                        ----------------------------------------------------------------------------------------------
Person With             10    Shared Dispositive Power
                                                     7,643,200
----------------------------------------------------------------------------------------------------------------------
          11            Aggregate Amount Beneficially Owned by Each Reporting
                        Person
                                                     7,643,200
----------------------------------------------------------------------------------------------------------------------
          12            Check Box if the Aggregate Amount in Row (11) Excludes                                     [ ]
                        Certain Shares
----------------------------------------------------------------------------------------------------------------------
          13            Percent of Class Represented by Amount in Row (11)
                                                       17.4%
----------------------------------------------------------------------------------------------------------------------
          14            Type of Reporting Person
                                                        PN
----------------------------------------------------------------------------------------------------------------------

CUSIP NO. G90751101                Schedule 13D                     Page 5 of 12



----------------------------------------------------------------------------------------------------------------------
           1            Name of Reporting Person, S.S. or I.R.S. Identification No. of
                        Above Person

                                              HM Fund IV Cayman, LLC
----------------------------------------------------------------------------------------------------------------------
           2            Check the appropriate box if a member of a group                                       (a) [ ]
                                                                                                               (b) [ ]
----------------------------------------------------------------------------------------------------------------------
           3            SEC Use Only

----------------------------------------------------------------------------------------------------------------------
           4            Source of Funds
                                                        WC
----------------------------------------------------------------------------------------------------------------------
           5            Check Box if Disclosure of Legal Proceedings is Required                                   [ ]
                        Pursuant to Items 2(d) or 2(e)
----------------------------------------------------------------------------------------------------------------------
           6            Citizenship or Place of Organization
                                                  Cayman Islands
----------------------------------------------------------------------------------------------------------------------
Number of Shares        7     Sole Voting Power
                                                         0
                        ----------------------------------------------------------------------------------------------
Beneficially            8     Shared Voting Power
Owned                                                7,643,200
                        ----------------------------------------------------------------------------------------------
by Each Reporting       9     Sole Dispositive Power
                                                         0
                        ----------------------------------------------------------------------------------------------
Person With             10    Shared Dispositive Power
                                                     7,643,200
----------------------------------------------------------------------------------------------------------------------
          11            Aggregate Amount Beneficially Owned by Each Reporting
                        Person
                                                     7,643,200
----------------------------------------------------------------------------------------------------------------------
          12            Check Box if the Aggregate Amount in Row (11) Excludes                                     [ ]
                        Certain Shares
----------------------------------------------------------------------------------------------------------------------
          13            Percent of Class Represented by Amount in Row (11)
                                                       17.4%
----------------------------------------------------------------------------------------------------------------------
          14            Type of Reporting Person
                                   OO (Cayman Islands limited liability company)
----------------------------------------------------------------------------------------------------------------------

CUSIP NO. G90751101               Schedule 13D                      Page 6 of 12


----------------------------------------------------------------------------------------------------------------------
           1            Name of Reporting Person, S.S. or I.R.S. Identification No. of
                        Above Person

                                                  Thomas O. Hicks
----------------------------------------------------------------------------------------------------------------------
           2            Check the appropriate box if a member of a group                                       (a) [ ]
                                                                                                               (b) [ ]
----------------------------------------------------------------------------------------------------------------------
           3            SEC Use Only

----------------------------------------------------------------------------------------------------------------------
           4            Source of Funds
                                                        PF
----------------------------------------------------------------------------------------------------------------------
           5            Check Box if Disclosure of Legal Proceedings is Required                                   [ ]
                        Pursuant to Items 2(d) or 2(e)
----------------------------------------------------------------------------------------------------------------------
           6            Citizenship or Place of Organization
                                                  State of Texas
----------------------------------------------------------------------------------------------------------------------
Number of Shares        7     Sole Voting Power
                                                         0
                        ----------------------------------------------------------------------------------------------
Beneficially            8     Shared Voting Power
Owned                                                7,643,200
                        ----------------------------------------------------------------------------------------------
by Each Reporting       9     Sole Dispositive Power
                                                         0
                        ----------------------------------------------------------------------------------------------
Person With             10    Shared Dispositive Power
                                                     7,643,200
----------------------------------------------------------------------------------------------------------------------
          11            Aggregate Amount Beneficially Owned by Each Reporting
                        Person
                                                     7,643,200
----------------------------------------------------------------------------------------------------------------------
          12            Check Box if the Aggregate Amount in Row (11) Excludes                                     [ ]
                        Certain Shares
----------------------------------------------------------------------------------------------------------------------
          13            Percent of Class Represented by Amount in Row (11)
                                                       17.4%
----------------------------------------------------------------------------------------------------------------------
          14            Type of Reporting Person
                                                        IN
----------------------------------------------------------------------------------------------------------------------

                                  Schedule 13D                      Page 7 of 12

ITEM 1.           SECURITY AND ISSUER

         The class of equity securities to which this statement on Schedule 13D relates is the Ordinary Shares, par value $0.01 per share ("Ordinary Shares"), of Triton Energy Limited, a Cayman Islands company (the "Company"). The Reporting Persons beneficially own such equity securities as a result of HM4 Triton, L.P.'s, record ownership of 353,200 Ordinary Shares and 1,822,500 8% Convertible Preference Shares, par value $0.01 per share, of the Company ("Preference Shares"). Each Preference Share currently is convertible at any time at the option of the holder, prior to redemption by the Company, into four Ordinary Shares, subject to customary antidilution protections. The Preference Shares first become redeemable by the Company, at its option in whole but not in part, on September 30, 2001, provided the Ordinary Shares have traded at certain specified levels prior to redemption.

         The address of the Company's principal executive offices is Caledonian House, Mary Street, P. O. Box 1043, George Town, Grand Cayman, Cayman Islands.

ITEM 2.           IDENTITY AND BACKGROUND

         (a) through (f)

         This Schedule 13D is being filed by HM4 Triton, L.P., a Cayman Islands exempted limited partnership (the "Purchaser"); HM4/GP Partners Cayman, L.P., a Cayman Islands exempted limited partnership ("HM4/GP"); HM GP Partners IV Cayman, L.P., a Cayman Islands exempted limited partnership ("HM GP"); HM Fund IV Cayman, LLC, a Cayman Islands company (the "General Partner"); and Thomas O. Hicks, a United States citizen ("Hicks;" Purchaser, HM4/GP, HM GP, General Partner, and Hicks sometimes collectively referred to herein as the "Reporting Persons").

         The Purchaser is a newly formed limited partnership whose principal business is purchasing, acquiring, holding, voting, and selling or otherwise disposing of shares and share equivalents of the Company (see Item 4). HM4/GP is the general partner of the Purchaser; HM GP is the general partner of HM4/GP; General Partner is the general partner of HM GP; and Hicks is the sole shareholder of General Partner. Hicks also is a controlling person, the Chairman of the Board and Chief Executive Officer of Hicks, Muse, Tate & Furst Incorporated ("HMT&F"), a private investment firm specializing in acquisitions, recapitalizations and other principal investing activities.

         The principal business and office address of each Reporting Person is 200 Crescent Court, Suite 1600, Dallas, Texas 75201.

         None of the Reporting Persons, during the last five years, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Purchaser utilized $127,575,000 of its working capital to purchase 1,822,500 Preference Shares on September 30, 1998, at $70.00 per share. This working capital was provided by capital contributions to the Purchaser from HM4/GP and the limited partners of the Purchaser. HM4/GP obtained the funds contributed to Purchaser by capital contributions from HM GP and the limited partners of HM4/GP; HM GP obtained the funds contributed to HM4/GP by capital contributions from General Partner and the limited partners of General Partner; General Partner obtained the funds contributed to HM GP by capital contributions from Hicks; and Hicks obtained the funds contributed to General Partner from personal funds.

         The Purchaser utilized $6,139,889 borrowed pursuant to a $30 million line of credit facility to purchase an aggregate of 708,000 Ordinary Shares in open market purchases on October 8, 9 and 12, 1998. See Item 5(c) below.

                                  Schedule 13D                      Page 8 of 12

Bankers Trust Company provided the line of credit facility for the sole purpose of providing interim financing to enable Purchaser to purchase Ordinary Shares prior to the receipt by Purchaser of additional capital contributions from its partners. Purchaser intends to repay the borrowings under the line of credit facility within the next several days with capital contributions from its partners. The terms of the line of credit facility are set forth in the Line Letter and Base Rate Promissory Note attached hereto as Exhibits 10.5 and 10.6, respectively, and incorporated herein by reference.

ITEM 4.           PURPOSE OF THE TRANSACTION

         The purpose of the acquisition of the Preference Shares and Ordinary Shares was to implement the Purchaser's plan to obtain a substantial interest in the Company for investment purposes.

         (a) On August 31, 1998, the Company entered into a Stock Purchase Agreement (the "Purchase Agreement") with the Purchaser. Pursuant to the Purchase Agreement, on September 30, 1998, Purchaser acquired from the Company 1,822,500 Preference Shares (the "First Closing").

         Promptly following the First Closing, the Company is required by the Purchase Agreement to conduct a rights offering (the "Rights Offering") in which the Company will distribute to each holder of record of Ordinary Shares, 5% Convertible Preferred Shares and Preference Shares (including the Purchaser), as of a date to be specified by the Board of Directors, transferable rights to purchase, at $70.00 per share, a pro rata portion (proportional to each such holder's ownership of Ordinary Shares on an "as-converted" basis) of approximately 3,177,500 Preference Shares (the "Rights"). Pursuant to the Purchase Agreement, each Right will carry the right to subscribe, at the $70.00 subscription price, for additional Preference Shares for which the other holders of Rights did not subscribe through the exercise of the basic subscription privileges. The Purchaser has agreed, subject to certain conditions, (i) to exercise in the Rights Offering the basic subscription privileges pursuant to all Rights that it will hold, (ii) not to exercise any oversubscription privileges in the Rights Offering and (iii) to acquire upon consummation of the Rights Offering all Preference Shares not subscribed for by other holders pursuant to either their basic or oversubscription privileges. The primary terms of the Rights Offering are described in Section 4.2 of the Purchase Agreement filed as Exhibit 10.1 hereto.

         The Preference Shares that were issued to the Purchaser in the First Closing currently are convertible into an aggregate of 7,290,000 Ordinary Shares, representing approximately 16.6% of the Ordinary Shares outstanding after giving effect to such conversion, and the total amount of Preference Shares to be issued pursuant to the Purchase Agreement will be convertible (at the current conversion price) into an aggregate of 20 million Ordinary Shares, representing approximately 35.3% of the Ordinary Shares outstanding after giving effect to such conversion.

         The Purchaser may elect to purchase Rights distributed in the Rights Offering in addition to the Rights distributed to Purchaser and, as described above, Purchaser will acquire additional Preference Shares pursuant to any Rights so purchased. In addition, Purchaser may elect to purchase additional Ordinary Shares in open market or private transactions from shareholders of the Company. As previously announced by the Company, Purchaser may purchase up to 5 million Ordinary Shares in such transactions.

         The Preference Shares will accumulate dividends at the rate of 8% per annum, payable semi-annually in cash or in additional Preference Shares (at the rate of one additional Preference Share for every $70 of accumulated dividends). To the extent dividends on the Preference Shares are not paid in cash, such dividends are required to be paid in additional Preference Shares, to the extent legally available for such purpose. The Company has reserved 6,000,000 additional Preference Shares which may be utilized to pay such dividends. Therefore, the Reporting Persons will acquire additional Preference Shares, and beneficial ownership of additional Ordinary Shares, to the extent the dividends on Preference Shares are paid in additional Preference Shares.

         (b) and (c) Pursuant to the Purchase Agreement, the Company and the Purchaser entered into a Shareholders Agreement (the "Shareholders Agreement") at the time of the First Closing which, among other things, requires the consent of Purchaser (and its designated transferees, if any) to (i) any merger, reorganization or similar extraordinary transaction of the Company or its subsidiaries or (ii) any sale of assets comprising in excess of 50% of

                                  Schedule 13D                      Page 9 of 12

the market value of the assets of the Company and its subsidiaries or any dissolution or liquidation of the Company or any subsidiary, in each case for so long as Purchaser and its affiliates continue to own securities of the issuer representing at least 50% of Purchaser's investment pursuant to the Purchase Agreement or 10% of the fully-diluted outstanding Ordinary Shares. See Section
4.3 of the Shareholders Agreement filed as Exhibit 10.2 hereto, which Section
4.3 is incorporated herein by reference.

         Except as set forth in Section 4.3 of the Shareholders Agreement, the Reporting Persons have no current plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization, liquidation or sale or transfer of a material amount of assets by the Company or any of its subsidiaries.

         (d) Pursuant to the Shareholders Agreement, at the First Closing the size of the Company's Board of Directors was set at ten and the Purchaser was given the right to designate for nomination for election to the Company's Board of Directors four out of such ten directors. If the number of members on the Company's Board decreases or increases, the Purchaser and its transferees will be entitled to designate for nomination for election a number of Board members to maintain its percentage representation on the Board. This right to designate directors will be reduced in the event the Purchaser's and its affiliates' aggregate beneficial ownership of Ordinary Shares falls below certain thresholds set forth in the Shareholders Agreement. The rights of Purchaser to designate members for nomination to the Company's Board of Directors are set forth in
Section 4.1 of the Shareholders Agreement filed as Exhibit 10.2 hereto, which
Section 4.1 is incorporated herein by reference. On September 30, 1998, as of the First Closing, the following designees of Purchaser were appointed to the Company's Board of Directors to fill existing vacancies: Thomas O. Hicks, Jack
D. Furst, C. Richard Vermillion and J. Otis Winters.

         (e), (f), (g), (h), (i) and (j) The Reporting Persons have no current plans or proposals which relate to or would result in (i) any other material change to the Company's business or corporate structure, (ii) any changes in the Company's articles of incorporation or bylaws, or, subject to the matters discussed in paragraph (d) of this Item 4, other actions that may impede the acquisition or control of the Company by any person, (iii) a class of securities of the Company being delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (iv) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; or (v) any action similar to any of the foregoing.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b) The Purchaser is the record and beneficial owner of 353,200 Ordinary Shares, which represent approximately 0.8% of the Company's outstanding Ordinary Shares (giving effect to the conversion of Preference Shares held by Purchaser at the current conversion rate). The Purchaser also is the record owner of 1,822,500 Preference Shares, or 100% of the issued and outstanding Preference Shares. The 1,822,500 Preference Shares currently are convertible into an aggregate of 7,290,000 Ordinary Shares, which Ordinary Shares are beneficially owned by Purchaser and represent approximately 16.6% of the Company's pro forma Ordinary Shares outstanding. The 7,643,200 Ordinary Shares beneficially owned by the Purchaser as described above represent approximately 17.4% of the Company's Ordinary Shares outstanding, giving effect to the conversion of Preference Shares held by Purchaser.

         As a result of the relationship of Hicks to the General Partner, the General Partner to HM GP, HM GP to HM 4/GP, and HM4/GP to the Purchaser, each Reporting Person may be deemed to have shared power to vote, or direct the vote of, and to dispose, or direct the disposition of, the Ordinary Shares and Preference Shares owned by Purchaser.

         (c) On September 30, 1998, the Purchaser acquired 1,822,500 Preference Shares, at a price of $70.00 per share, from the Company pursuant to the Purchase Agreement, which Preference Shares currently are convertible into 7,290,000 Ordinary Shares. On October 8, 9 and 12, 1998, Purchaser acquired a total of 708,000 Ordinary Shares in open market purchases as follows:

NUMBER OF SHARES            DATE ACQUIRED                PRICE PER SHARE                   MANNER
----------------            -------------                ---------------                   ------
     290,700               October 8, 1998                     $8.25                open market purchase
       2,500               October 9, 1998                     $8.375               open market purchase
      10,000               October 9, 1998                     $8.50                open market purchase
       6,000               October 9, 1998                     $8.5625              open market purchase
       3,000               October 9, 1998                     $8.625               open market purchase
      22,500               October 9, 1998                     $8.75                open market purchase
      12,500               October 9, 1998                     $8.9375              open market purchase
       6,000               October 9, 1998                     $9.00                open market purchase
     354,800               October 12, 1998                    $9.00                open market purchase

                                  Schedule 13D                     Page 10 of 12


         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Preference Shares or Ordinary Shares held of record or beneficially by Purchaser.

         (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The following summaries of the Stock Purchase Agreement, Shareholders Agreement, Monitoring and Oversight Agreement, and Financial Advisory Agreement are qualified in their entirety by reference to such agreements, copies of which are attached hereto as Exhibits 10.1, 10.2, 10.3 and 10.4, respectively, and incorporated herein by reference.

         Stock Purchase Agreement. See response to Item 4(a) incorporated herein by reference.

         Shareholders Agreement. Pursuant to the terms of the Purchase Agreement, on September 30, 1998, the Company and the Purchaser entered into the Shareholders Agreement. The Shareholders Agreement provides the Purchaser and certain designated transferees with certain piggyback and, at any time after September 30, 1999, demand registration rights. The Company will pay all costs of registration except for underwriting discounts and commissions and transfer taxes.

         During the one-year period following the date of the Shareholders Agreement, subject to certain exceptions, the Purchaser may not transfer any Preference Shares or Ordinary Shares held by Purchaser without the Company's prior written consent. In addition, until the earlier of September 30, 2003, or the date on which the Purchaser and its affiliates own less than 10% of the Company's then outstanding Ordinary Shares (assuming conversion of all Ordinary Share equivalents, including all Preference Shares, then held by Purchaser and its affiliates) the Company has a right of first refusal with respect to any such shares intended to be transferred.

         See also responses to Items 4(b), (c) and (d), incorporated herein by reference.

         Monitoring and Oversight Agreement. On September 30, 1998, the Company and Hicks, Muse & Co. Partners, L.P., a Texas limited partnership ("HMCo"), entered into a Monitoring and Oversight Agreement (the "Monitoring and Oversight Agreement"). HM Partners Inc., in which Hicks owns a majority interest, is the general partner of HMCo. Hicks also is a limited partner of HMCo. Pursuant to the Monitoring and Oversight Agreement, the Company has retained HMCo to provide, and HMCo has agreed to provide, financial oversight and monitoring services to the Company as requested for the term of the Monitoring and Oversight Agreement. The term of the Monitoring and Oversight Agreement continues until the earlier to occur of September 30, 2008, or the date on which the Purchaser and its affiliates cease to own beneficially, directly or indirectly, at least 5% of the Company's outstanding Ordinary Shares (determined after giving effect to the conversion of all Preference Shares held by Purchaser and its affiliates at the conversion rate thereof in effect as of any date of termination). As compensation for HMCo's services under the Monitoring and Oversight Agreement, the Company shall pay to HMCo, in addition to reasonable expenses, an annual fee of $500,000.

         Financial Advisory Agreement. On August 31, 1998, the Company and HMCo entered into a Financial Advisory Agreement (the "Financial Advisory Agreement"). Pursuant to the Financial Advisory Agreement, HMCo has been engaged to render financial advisory services to the Company and its subsidiaries in connection with the negotiation of the Purchaser's purchase of the Preference Shares and also to render financial advisory, investment banking and other similar services to the Company and its subsidiaries with respect to any future proposals for certain transactions that may be engaged in by the Company. The term of the Financial Advisory Agreement continues until the earlier to occur of August 31, 2008, or the date on which the Purchaser and its affiliates cease to own beneficially,

                                Schedule 13D                       Page 11 of 12



directly or indirectly, at least 5% of the outstanding Ordinary Shares (determined after giving effect to the conversion of all Preference Shares held by the Purchaser and its affiliates at the conversion rate thereof in effect as of any date of determination).

         As compensation for HMCo's services as financial advisor to the Company and its subsidiaries in connection with the Purchaser's purchase of the Preference Shares, upon the First Closing, the Company paid HMCo a fee in the amount of $9,551,500. Under the Financial Advisory Agreement, HMCo is entitled to receive additional compensation at the lesser of current market fees or 1.5% of the transaction value for financial advisory, investment banking, and other similar services rendered to the Company in connection with certain transactions, unless the Company elects not to engage a financial advisor in connection with such transactions; provided that such fees will be divided equally between HMCo and any additional financial advisor that may be engaged by the Company with respect to any such transaction.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

         10.1 Stock Purchase Agreement, dated August 31, 1998, by and between Triton Energy Limited and HM4 Triton, L.P.(1)*

         10.2 Shareholders Agreement, dated September 30, 1998, by and between Triton Energy Limited and HM4 Triton, L.P.*

         10.3 Monitoring and Oversight Agreement, dated September 30, 1998, by and between Triton Energy Limited and Hicks, Muse & Co. Partners, L.P.*

         10.4 Financial Advisory Agreement, dated August 31, 1998, by and between Triton Energy Limited and Hicks, Muse & Co. Partners, L.P.*

         10.5 Line Letter dated October 9, 1998, by and between Bankers Trust Company and HM4 Triton, L.P.*

         10.6 Base Rate Promissory Note dated October 9, 1998, in the original principal amount of $30,000,000, executed by HM4 Triton, L.P., and payable to Bankers Trust Company.*

         24.1     Power of Attorney for Thomas O. Hicks (filed as Exhibit 2 to
                  Schedule 13D regarding Coho Energy, Inc., filed with the Securities and Exchange Commission on May 20, 1998, and incorporated herein by reference).

         24.2     Power of Attorney for HM4/GP Partners Cayman, L.P.*

         24.3     Power of Attorney for HM GP Partners IV Cayman, L.P.*

         24.4     Power of Attorney for HM Fund IV Cayman, LLC.*

         24.5     Power of Attorney for HM4 Triton, L.P.*

         99.1 Joint Filing Agreement dated October 9, 1998, among HM4 Triton, L.P., HM Fund IV Cayman, LLC, HM GP Partners IV Cayman, L.P., HM4/GP Partners Cayman, L.P. and Thomas O. Hicks.*
------------------------------
* Filed herewith.

(1) The Stock Purchase Agreement is filed herewith without attached exhibits and schedules, but such omitted exhibits and schedules will be provided by the Purchaser upon written request.

                                  Schedule 13D                     Page 12 of 12

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated October 12, 1998                  HM4 TRITON, L.P.



                                        By:      /s/ MICHAEL D. SALIM
                                                 ------------------------------
                                                  Michael D. Salim
                                                  Attorney-in-Fact


Dated October 12, 1998                  THOMAS O. HICKS


                                        /s/  MICHAEL D. SALIM
                                        ---------------------------------------
                                        By:  Michael D. Salim, Attorney-in-Fact


Dated October 12, 1998                  HM4/GP PARTNERS CAYMAN, L.P.


                                        /s/  MICHAEL D. SALIM
                                        ---------------------------------------
                                        By:  Michael D. Salim, Attorney-in-Fact


Dated October 12, 1998                  HM GP PARTNERS IV CAYMAN, L.P.


                                        /s/  MICHAEL D. SALIM
                                        ---------------------------------------
                                        By:  Michael D. Salim, Attorney-in-Fact


Dated October 12, 1998                  HM FUND IV CAYMAN, LLC


                                        /s/  MICHAEL D. SALIM
                                        ---------------------------------------
                                        By:  Michael D. Salim, Attorney-in-Fact

CUSIP NO. G90751101               Schedule 13D/A

                                  EXHIBIT INDEX


         10.1 Stock Purchase Agreement, dated August 31, 1998, by and between Triton Energy Limited and HM4 Triton, L.P.(1)*

         10.2 Shareholders Agreement, dated September 30, 1998, by and between Triton Energy Limited and HM4 Triton, L.P.*

         10.3 Monitoring and Oversight Agreement, dated September 30, 1998, by and between Triton Energy Limited and Hicks, Muse & Co.
                  Partners, L.P.*

         10.4 Financial Advisory Agreement, dated AUGUST 31, 1998, by and between Triton Energy Limited and Hicks, Muse & Co. Partners,
                  L.P.*

         10.5     Line Letter dated October 9, 1998, by and between Bankers
                  Trust Company and HM4 Triton, L.P.(2)*

         10.6 Base Rate Promissory Note dated October 9, 1998, in the original principal amount of $30,000,000, executed by HM4
                  Triton, L.P., and payable to Bankers Trust Company.*

         24.1     Power of Attorney for Thomas O. Hicks (filed as Exhibit 2 to
                  Schedule 13D regarding Coho Energy, Inc., filed with the
                  Securities and Exchange Commission on May 20, 1998, and incorporated herein by reference).

         24.2     Power of Attorney for HM4/GP Partners Cayman, L.P.*

         24.3     Power of Attorney for HM GP Partners IV Cayman, L.P.*

         24.4     Power of Attorney for HM Fund IV Cayman, LLC.*

         24.5     Power of Attorney for HM4 Triton, L.P.*

         99.1     Joint Filing Agreement dated October 9, 1998, among HM4
                  Triton, L.P., HM Fund IV Cayman, LLC, HM GP Partners IV
                  Cayman, L.P., HM4/GP Partners Cayman, L.P. and Thomas O.
                  Hicks.*

------------------------------

* Filed herewith.

(1) The Stock Purchase Agreement is filed herewith without attached exhibits and schedules, but such omitted exhibits and schedules will be provided by the Purchaser upon written request.

(2) The Line Letter is filed herewith without attached exhibits, but such omitted exhibits will be provided by the Purchaser upon written request.